FORM 4

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 4/A

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person

     Whitman, Robert A.
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   (Last)               (First)                 (Middle)

     2200 Ross Avenue,  Suite 4200 West
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                                    (Street)

     Dallas,             Texas                  75201
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   (City)               (State)                 (Zip)


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2. Issuer Name and Ticker or Trading Symbol

     Mountasia Entertainment International, Inc. (MBE)
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

     02/97
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

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     Common Stock                   01/15/97       J*                7,802,435   A      $3.50                   I         By RAW
                                                                                                                        GenPar, Inc.
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     Common Stock                   01/31/97       J**               384,603     A      $   0    19,915,008     I         By RAW
                                                                                                                        GenPar, Inc.
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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

* Represents shares acquired in a tender offer commenced by MEI Holdings, L.P. ("MEI Holdings") on November 14, 1996 which expired on January 14, 1997 (the "Tender Offer"). MEI Holdings is required to vote the shares of Common Stock acquired in the Tender Offer (to the extent that the Common Stock beneficially owned by MEI Holdings and its affiliates exceed 49.9% of all outstanding shares of Common Stock at the time in question) in the same proportion as the shares of Common Stock held by persons other than MEI Holdings are voted.

** Represents shares issued under the Warrant granted to MEI Holdings on August 28, 1996 (the "Warrant") which provides, as anti-dilution protection, for the issuance to MEI Holdings, without the payment of additional consideration, of shares of Common Stock or Series F Preferred Stock of the issuer upon the conversion, redemption or repayment of certain convertible securities of the issuer.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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
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Series G
Preferred Stock     $ 0      1/15/97   J        (A)            ***      ***     Common  2,135,513 $22.60     213,551    By RAW
                                                 213,551                        Stock                                I  GenPar, Inc.
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Series F
Preferred Stock     $ 0      1/15/97   J        (A)            ****     ****    Common  17,272,991 *****   1,727,299    By RAW
                                                 1,727,299                      Stock                                I  GenPar, Inc.
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

Explanation of Responses:

*** Series G Preferred Stock is economically equivalent to ten shares of Common Stock, is nonvoting except in certain limited circumstances and is convertible into Common Stock at a rate of ten shares of Common Stock per share of Series G Preferred Stock upon shareholder approval of such conversion. Represents shares issued in consideration of MEI Holdings' funding of the issuer's redemption of its $4.5 million 10% Convertible Subordinated Debentures. The purchase price per share of Series G Preferred Stock is subject to upward adjustment in certain circumstances.

**** Series F Preferred Stock is economically equivalent to ten shares of Common Stock, is nonvoting except in certain limited circumstances and is convertible into Common Stock at a rate of ten shares of Common Stock per share of Series F Preferred Stock upon shareholder approval of such conversion. Represents (a) 447,752 shares issued upon MEI Holdings' conversion of certain debentures of the issuer having an aggregate principal amount of $15.6 million that were acquired by MEI Holdings in the Tender Offer, (b) 377,773 shares that MEI Holdings believes are issuable pursuant to the Warrant upon conversion of such debentures and other convertible securities of the issuer and pursuant to certain valuation adjustments provided for in the Investment Agreement between the issuer and MEI Holdings entered into in June, 1996 (the "Investment Agreement") and (c) the estimated 901,774 issuable to MEI Holdings' following the issuer's exercise of its right, under the Investment Agreement, to require MEI Holdings to invest $22.7 million. The number of shares issued under the Warrant and for the $22.7 million investment are subject to adjustment upon the occurrence of certain events outside MEI Holdings' control.

***** The purchase price for the 447,752 shares referred to in clause (a) of the previous footnote was $35.00 per share and for the 901,774 shares in clause (c) (which is subject to adjustment) was $25.20 per share (which would be $21.40 per share if the shareholder approval referred to above is not obtained). The 377,773 shares referred to in clause (b) were acquired for no additional consideration.

                                                           February 10, 1997
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      **Signature of Reporting Person                             Date
        Robert A. Whitman

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.